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                                EConnect, Inc.
                      2500 Via Carrillo Marina, Suite 112
                              San Pedro, CA 90731


                                                                 October 5, 2001
Elaine Wolff, Special Counsel
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

        RE: eConnect Form SB-2, and one subsequent amendment thereto Commission file No. 333-66142

Dear Ms. Wolff:

        Pursuant to Rule 477 under the Securities Act of 1933, we would like to withdraw the above registration statement today, as we discussed yesterday. The withdrawal is being made in order to accomplish completion of the private placement contemplated by the CSPA prior to filing of a registration statement that will cover the offering of those shares. We request that you consent to this withdrawal today so that it will be deemed effectively withdrawn at close of business on this date.


        Thank you for your consideration.

                Sincerely,

                /s/ Thomas S. Hughes
                --------------------------------
                Thomas S. Hughes, Chairman & CEO


cc:Amy Starr
   William Tolbert